UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2
                       THE SECURITIES EXCHANGE ACT OF 1934

                             QuikByte Software, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   74838 K306
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                                 (CUSIP Number)

                              Frederic M. Schweiger
                               2395 Woodglen Drive
                                Aurora, IL 60502
                                 (630) 692-0640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP No. None

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Garisch Financial, Inc.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6.    Citizenship or Place of Organization

      Illinois
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Number of               7.    Sole Voting Power                 0
Shares Beneficially     --------------------------------------------------------
Owned                   8.    Shared Voting Power               0 (see Item 5)
By Each                 --------------------------------------------------------
Reporting               9.    Sole Dispositive Power            0
Person With             --------------------------------------------------------
                        10.   Shared Dispositive Power          0 (see Item 5)
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)

      0%
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14.   Type of Reporting Person (See Instructions)

      CO
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

                                  SCHEDULE 13D

CUSIP No. None

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Frederic M. Schweiger
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6.    Citizenship or Place of Organization

      U.S.A.
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Number of               7.    Sole Voting Power                 0
Shares Beneficially     --------------------------------------------------------
Owned                   8.    Shared Voting Power               0 (see Item 5)
By Each                 --------------------------------------------------------
Reporting               9.    Sole Dispositive Power            0
Person With             --------------------------------------------------------
                        10.   Shared Dispositive Power          0 (see Item 5)
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)

      0%
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14.   Type of Reporting Person (See Instructions)

      IN
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

      This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 29, 2008 and Amendment No. 1 to Schedule 13D originally filed with the SEC on June 6, 2008 (as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D. This Amendment No. 2 to the Schedule 13D is being filed solely to disclose the information set forth in Items 5, 6 and 7.

Item 1. Security and Issuer

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of QuikByte Software, Inc., a Colorado corporation, whose principal executive offices are located at 190 Lakeview Way, Vero Beach, Florida 32963 (the "Issuer"). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, such joint filing statement having been previously filed as an exhibit hereto.

Item 2. Identity and Background

      This Schedule 13D is being filed by Garisch Financial, Inc., an Illinois corporation ("GFI") and Mr. Frederic M. Schweiger, a citizen of the United States (together, the "Reporting Persons"). GFI's principal business is providing consulting services to private and public companies and is located at 2395 Woodglen Drive, Aurora, IL 60502. Frederic M. Schweiger currently serves as the President, Secretary and Treasurer and sole director of GFI and is located at 2395 Woodglen Drive, Aurora, IL 60502.

      Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      On March 26, 2007, the Issuer issued 5,500,000 shares of its Common Stock to GFI for consulting services rendered to the Issuer valued at $55,000, or $0.01 per share.

Item 4. Purpose of Transaction

      The Reporting Persons are holding the Issuer's Common Shares for investment purposes only. Except as otherwise described in this Schedule 13D, the Reporting Persons are not a member of a group relating to the Issuer.

Item 5. Interest in Securities of the Issuer

      On June 2, 2008, GFI entered into a Stock Purchase Agreement (the "Agreement") with Glenn L. Halpryn, individually and as agent for certain investors ("Purchaser"), pursuant to which GFI will sell to the Purchaser, and the Purchaser will purchase from GFI, an aggregate of 5,500,000 shares of Issuer's Common Stock, which shares represent all of the share of the Issuer's Common Stock owned by GFI. The aggregate purchase price for the shares is $73,726.54, or approximately $0.0134 per share. The closing of the transaction occurred on July 7, 2008.

      Accordingly, effective as of the closing on July 7, 2008, GFI and Frederic
M. Schweiger beneficially owned no shares of the Issuer's Common Stock, and GFI and Frederic M. Schweiger ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock as of July 7, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than as set forth in Item 5 above, GFI and Frederic M. Schweiger have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.


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

Item 7. Material to be Filed as Exhibits

      None.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2008


                                        Garisch Financial, Inc.

                                        By: /s/ Fredric M. Schweiger
                                            ------------------------
                                            Title: President


                                            /s/ Frederic M. Schweiger
                                            Frederic M. Schweiger


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